UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C. 20549

				SCHEDULE 13G
		Under the Securities Exchange Act of 1934
				(Amendment No.	)*


				BEL FUSE INC.
			      (Name of Issuer)

			    Class A Common Stock
			    --------------------
                       (Title of Class of Securities)

			        077347201
                                ---------
                              (CUSIP Number)

                              March 21, 2005
                              --------------
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)

    [X]  Rule 13d-1(c)

    [ ]  Rule 13d-1(d)

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Schedule 13G                                                         Page 2
------------                                                         ------

1.	Names of Reporting Persons: Black River Global Equity Arbitrage Fund Ltd.

        I.R.S. Identification No: 98-0413797
---------------------------------------------
2.	Check the Appropriate Box if a Member of a Group:

 						(a)  [ ]
                                                (b)  [ ]
-------------------------------------------
3.	SEC Use Only
-------------------------------------------
4.	Citizenship or Place of Organization

	Cayman Islands
-------------------------------------------
Number of                5.   Sole Voting Power:
Shares                        141,637
Beneficially             ----------------
Owned by                 6.   Shared Voting Power:
Each Reporting                0
Person With              ----------------
                         7.   Sole Dispositive Power:
                              141,637
                         ---------------
                         8.   Shared Dispositive Power:
                              0
----------------------------------------
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
        141,637
---------------------------------------
10.	Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares:   [ ]
----------------------------
11.	Percent of Class Represented by Amount in Row (9):
        5.2%
-------------------------------------
12.	Type of Reporting Person:
        CO
-------------------------------------

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Schedule 13G                                                      Page 3
-------------                                                   -----------

Item 1(a).	Name of Issuer:

                     Bel Fuse Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

                     206 Van Vorst Street
                     Jersey City, NJ  07302

Item 2(a).	Name of Person Filing:

                     Black River Global Equity Arbitrage Fund Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

                     P.O. Box 309GT, Ugland House
                     South Church Street
                     George Town, Grand Cayman
                     Cayman Islands

Item 2(c).	Citizenship: Cayman Islands

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 077347201

Item 3.		If this statement is filed pursuant to Sections 240.13d-1(b)
                or 240.13d-2(b) or (c), check whether the person filing is a:

           (a)  [ ]   Broker or dealer registered under section 15 of the Act;

           (b)  [ ]   Bank as defined in section 3(a)(6) of the Act;

           (c)  [ ]   Insurance company as defined in section 3(a)(19) of
                       the Act;


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Schedule 13G                                                         Page 4
---------------                                                    ------------

           (d)  [ ]   Investment company registered under section 8 of the
                      Investment Company Act of 1940;

           (e)  [ ]   An investment adviser in accordance with
                      Section 240.13d-1(b)(1)(ii)(E);

           (f)  [ ]   An employee benefit plan or endowment fund in accordance
                      with Section 240.13d-1(b)(1)(ii)(F);

           (g)  [ ]   A parent holding company or control person in accordance
                      with Section 240.13d-1(b)(1)(ii)(G);

           (h)  [ ]   A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i)  [ ]   A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the Investment Company Act of 1940;

           (j)  [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4.		Ownership.


           (a)  Amount beneficially owned:  141,637


           (b)  Percent of class:  5.2%


           (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 141,637

               (ii)  Shared power to vote or to direct the vote: 0.

               (iii) Sole power to dispose or to direct the disposition of:
                     141,637

               (iv)  Shared power to dispose or to direct the disposition of:
                     0.

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Schedule 13G                                                             Page 5
-------------                                                           --------

Item 5.		Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.		Ownership of More than Five Percent on Behalf of Another
                Person.

                Not Applicable

Item 7.		Identification and Classification of the Subsidiary Which
                Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                Not Applicable

Item 8.		Identification and Classification of Members of the Group.

                Not Applicable

Item 9.		Notice of Dissolution of Group.

                Not Applicable

Item 10.	Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Schedule 13G                                                         Page 6
-------------                                                       -------

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 25, 2005

Black River Global Equity Arbitrage Fund Ltd.
    By: Black River Asset Management LLC, its investment adviser

/s/ Robert Beach
_____________________________
Signature

Name:  Robert Beach
Title:   Chief Compliance Officer